ALBERTA COMPLIANCE SERVICES INC.

SUPPL

January 9, 2003

Securities & Exchange Con
450 Fifth Street N. W.
Washington, DC
USA 20549

03003273

SEC MAIL PROCESSING
RECEIVED
JAN 21 2003
WASH. D.C. 181 SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the nine months ended September 30, 2002

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Sherri Van Ham
Associate

encl.

dlw 1/27

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4931

November 25, 2002

NOTICE TO READER

To the Shareholders of
Solana Petroleum Corporation

I have compiled the balance sheet of Solana Petroleum Corporation, as at September 30, 2002, and the statement of income and changes in financial position for the nine month period then ended. The balances have not been audited, reviewed or otherwise verified for accuracy or completeness. Readers are cautioned that these statements may not be appropriate for their purposes.

SOLANA PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

	SEPT 30 2002	Dec 31 2001
ASSETS		
Current assets		
Funds held in trust	$ 3,270	$ 3,270
Cash	566,833	21,935
Accounts receivable	3,302	4,262
Prepaid expenses	-	10,081
	573,405	39,548
Capital assets		
Office equipment	626	626
Computer	6,334	6,334
Less: Accumulated depreciation	(4,270)	(4,270)
	2,690	2,690
Due from related corporation	298,278	-
	$ 874,373	$ 42,238
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 30,717	$ 51,395
Short term loan payable	1,024,687	-
	1,055,404	51,395
Funds for future California Syndicate AFE's	646,994	646,994
Share capital (Issued 20,289,055 shares)	5,990,418	5,990,418
Less: Share issue costs	(633,051)	(633,051)
	5,357,367	5,357,367
Deficit	(6,185,392)	(6,013,518)
	(828,025)	(656,151)
	$ 874,373	$ 42,238

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - See Notice to Reader)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
REVENUE				
Interest income	$ 751	$ 584	$ 757	$ 1,254
EXPENSE				
Accounting	18,029	200	20,833	19,200
Consultants	-	-	4,800	34,305
Foreign exchange	(10,874)	-	(11,299)	2,590
Insurance	-	-	2,510	2,559
Interest	483	-	606	-
Legal fees	16,708	-	16,708	4,741
Management fees	30,407	31,500	75,094	57,750
Office	32,229	5,641	42,377	15,183
Promotion and investor relations	5,961	2,886	18,099	9,643
Taxes	144	-	144	-
Travel	773	5,561	2,760	9,206
	93,860	45,788	172,632	155,177
INCOME (LOSS)	(93,109)	(45,204)	(171,875)	(153,923)
DEFICIT, BEGINNING OF PERIOD	(6,092,284)	(5,873,617)	(6,013,518)	(5,764,898)
DEFICIT, END OF PERIOD	$ (6,185,393)	$ (5,918,821)	$ (6,185,393)	$ (5,918,821)
NET INCOME (LOSS) PER SHARE	(0.00)	(0.00)	(0.01)	(0.01)

824931

SOLANA PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited - See Notice to Reader)

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2002	**2001**	**2002**	**2001**
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (93,109)	(45,205)	$ (171,875)	(153,923)
Changes in non-cash working capital items	(12,329)	(14,962)	(9,637)	(174,737)
	(105,438)	(60,167)	(181,512)	(328,660)
Investing activities				
Advances to related corporations	(287,628)	-	(298,278)	-
Financing activities				
Commitment for future AFE's for Syndicate	-	-	-	84,247
Short term loan	957,223	-	1,024,687	
Issue of share capital	-	-	-	302,000
Share issue costs	-	-	-	(1,509)
	957,223	-	1,024,687	384,738
Change In cash (Decrease)	564,157	(60,167)	544,897	56,078
Cash, beginning of period	2,675	157,073	21,935	40,828
Cash, end of period	$ 566,832	$ 96,906	$ 566,832	$ 96,906

82-4931

SOLANA PETROLEUM CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Unaudited - See Notice to Reader)

1 Related party transactions

The company has entered into agreements whereby certain directors and officers were paid $ 75,094 (2001 - $ 93,000) for consulting and management fees.

2 Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.